PBF Energy Inc. 1 Sylvan Way, Second Floor Parsippany, NJ 07054 Office 973.455.7500 Fax 973.455.7562 www.pbfenergy.com

May 24, 2017

Mr. Karl Hiller, Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	PBF Energy Inc. Form 10-K for the Fiscal Year ended December 31, 2016 Filed February 24, 2017 File No. 001-35764

Dear Mr. Hiller:

Set forth below are responses to your comment letter, dated April 18, 2017, regarding Form 10-K for the Fiscal Year ended December 31, 2016 (the “2016 Form 10-K”) of PBF Energy Inc. (the “Company”). Capitalized terms used but not defined herein have the meanings specified in the 2016 Form 10-K.
For your convenience, the Staff’s comment is set forth below in italics, followed by our response. Please note that all references to page numbers in our response refer to the page numbers of the 2016 Form 10-K. Based on the Company’s responses set forth below to the Staff’s comments, the Company does not believe that any of the Staff’s comments require the Company to file an amendment to the 2016 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2016
Non-GAAP Financial Measures, page 78
Gross Refining Margin, page 80

1.
We note you present the non-GAAP measure gross refining margin and reconcile it to gross margin. As gross margin is not presented on your statement of operations, please include a tabulation showing your calculation of this GAAP measure.

In response to the Staff’s comment, we note that gross margin is defined by US GAAP as “The excess of sales over costs of goods sold. Gross margin does not consider all operating expenses.” Accordingly, we believe it is appropriate to include certain direct operating costs and related refinery depreciation and amortization to calculate our gross margin in accordance with US GAAP. The below tabulation shows the calculation of gross margin for the year ended December 31, 2016.

(In thousands)
Revenues	$15,920,424
Less:
Cost of sales, excluding depreciation	13,598,341
Refinery operating expenses	1,390,582
Refinery depreciation expenses	204,005
Gross margin	$727,496

In future public filings, in an effort to enhance the clarity of this disclosure, we will include a presentation of the above calculation of gross margin.

2.
Please modify your disclosures as necessary to identify all of your non-GAAP measures and to provide all of the information required by Item 10(e) of Regulation S-K, with respect to each non-GAAP measure. For example,

• We note you identify gross refining margin as a non-GAAP measure. However, in your reconciliation of this measure to gross margin, you also present “Gross refining margin excluding special items,” which is also a non-GAAP measure.

• We note you identify EBITDA and Adjusted EBITDA as non-GAAP measures. However, in your reconciliation of these measures to net income, you also present “EBITDA excluding special items,” which is also a non-GAAP measure.

We acknowledge the Staff’s comment and note that we believe we have provided the necessary information required in accordance with Item 10(e) for non-GAAP measures of gross refining margin excluding special items and EBITDA excluding special items, as well as adjusted fully-converted net income excluding special items. Such information is disclosed under “Non-GAAP Financial Measures” on pages 78-82 of our 2016 Form 10-K with specific reference to the “Special Items” subsection on page 78.

However, in acknowledgment of the Staff’s comment, we will prospectively supplement our disclosures by providing specific inclusion of a description of these non-GAAP measures excluding special items in each of the following sections, as applicable: Adjusted Fully-Converted Net Income (Loss), Gross Refining Margin, and EBITDA and Adjusted EBITDA.

Using 2016 as an example, we would propose to include additional disclosures in each of the aforementioned sections on pages 78-82 similar to as follows (incremental disclosures underlined), within future filings:

“Adjusted Fully-Converted Net Income (Loss) and Adjusted Fully-Converted Net Income (loss) excluding special items

PBF Energy utilizes results presented on an Adjusted Fully-Converted basis that reflects an assumed exchange of all PBF LLC Series A Units for shares of Class A common stock of PBF Energy. In addition, we present results on an Adjusted Fully-Converted Net Income (loss) excluding special items basis. We believe that each of these Adjusted Fully-Converted measures, when presented in conjunction with comparable GAAP measures, is useful to investors to compare PBF Energy results across different periods and to facilitate an understanding of our operating results. Neither Adjusted Fully-Converted Net Income (loss) nor Adjusted Fully-Converted Net Income (loss) excluding special items should be considered an alternative to net income (loss) presented in accordance with GAAP. Adjusted Fully-Converted Net Income (loss) and Adjusted Fully-

Converted Net Income (loss) excluding special items presented by other companies may not be comparable to our presentation, since each company may define this term differently.

Gross Refining Margin and Gross Refining Margin excluding special items

Gross refining margin is defined as gross margin excluding refinery depreciation, refinery operating expenses, and gross margin of PBFX. We believe each of gross refining margin and gross refining margin excluding special items is an important measure of operating performance and provides useful information to investors because it is a helpful metric comparison to the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for refinery operating expenses and depreciation.

Neither gross refining margin nor gross refining margin excluding special items should be considered an alternative to gross margin, operating income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin and gross refining margin excluding special items presented by other companies may not be comparable to our presentation, since each company may define this term differently.

EBITDA, EBITDA excluding special items and Adjusted EBITDA

Our management uses EBITDA (earnings before interest, income taxes, depreciation and amortization), EBITDA excluding special items and Adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, creditors, analysts and investors concerning our financial performance.

EBITDA, EBITDA excluding special items and Adjusted EBITDA are not presentations made in accordance with GAAP and our computation of EBITDA, EBITDA excluding special items and Adjusted EBITDA may vary from others in our industry. In addition, Adjusted EBITDA contains some, but not all, adjustments that are taken into account in the calculation of the components of various covenants in the agreements governing the Senior Secured Notes and other credit facilities. EBITDA, EBITDA excluding special items and Adjusted EBITDA should not be considered as alternatives to operating income (loss) or net income (loss) as measures of operating performance. In addition, EBITDA, EBITDA excluding special items and Adjusted EBITDA are not presented as, and should not be considered, an alternative to cash flows from operations as a measure of liquidity. Adjusted EBITDA is defined as EBITDA before adjustments for items such as equity-based compensation expense, gains (losses) from certain derivative activities and contingent consideration, the non-cash change in the deferral of gross profit related to the sale of certain finished products, the write down of inventory to the LCM, changes in the liability for tax receivable agreement due to factors out of our control such as changes in tax rates and certain other non-cash items. Other companies, including other companies in our industry, may calculate EBITDA, EBITDA excluding special items and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. EBITDA, EBITDA excluding special items and Adjusted EBITDA also have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include that EBITDA, EBITDA excluding special items and Adjusted EBITDA.”

Financial Statements, page F-1
Consolidated Statements of Operations, page F-6

3.
We note that you have excluded depreciation and amortization from various line items on the statements of operations without indicating the excluded amounts attributable to each cost or expense category, notwithstanding the related details you have presented in MD&A. If you rely upon the accommodation in SAB Topic 11.B, please separately report depreciation and amortization that is attributable to each line from which it has been excluded.

We acknowledge the Staff’s comment and confirm that we rely upon the accommodation in SAB Topic 11.B and therefore disclose in our consolidated statements of operations that both cost of sales and operating expenses are presented excluding depreciation and amortization expense. Total depreciation and amortization expense is shown as a separate line item within “Cost and expenses” on our consolidated statements of operations.

Depreciation and amortization excluded from operating expenses relates to depreciation and amortization related to our refinery operations. We disclose total depreciation and amortization related to our refinery and logistics segment assets in our “Segment Information” note on page F-65.

Regarding the Staff's comment that we “separately report depreciation and amortization that is attributable to each line from which it has been excluded” we note that SAB Topic 11.B states, “If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: “Cost of goods sold (exclusive of items shown separately below)” or “Cost of goods sold (exclusive of depreciation shown separately below).” The presentation of cost of sales and operating expenses in our consolidated statement of operations complies with this requirement. We interpreted SAB Topic 11.B to require disclosure of the fact that depreciation and amortization are excluded from cost of sales and/or operating expenses but not the explicit quantification of amounts excluded from such line items. Based on that understanding, we have not designed our fixed asset accounting system to track depreciation by operational function or cost category and, as a result, we do not currently have the system capabilities to report our depreciation in that manner. Further, for the years ended December 31, 2016, 2015 and 2014, depreciation and amortization represented 1.4%, 1.5% and less than 1%, respectively, of our total cost and expenses. Therefore, we believe that, if we were to reconfigure our systems or otherwise implement a process to track and allocate depreciation and amortization costs by cost category, it would not provide additional information that would be material to the readers of our financial statements.

In consideration of the Staff’s comment, in prospective filings on Form 10-K,we will expand our current “Summary of Significant Accounting Policies” note disclosure to include a “Cost Classification” policy (refer to our response to comment #4 below for an example of our proposed disclosure) in which we will clarify and disclose the basis for differentiating costs reported as costs of sales and those reported as operating expenses.

4.
Please disclose the basis for differentiating between costs that you report as cost of sales and costs that you report as operating expenses. Please clarify the extent to which costs you report as operating expenses are inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8, and included in your computation of gross margin. Please explain why such costs are not included in the cost of sales measure that you report, as would ordinarily be required to comply with Rule 5-03.2(a) of Regulation S-X.

Our cost of sales consists of the direct costs to acquire inventory used in our refining production process as well as the direct and indirect costs that are associated with bringing those assets to their existing condition and location. Such costs include the cost of crude oil, other feedstocks, blendstocks and purchased refined products and the related freight and transportation costs.

Operating expenses, excluding depreciation, include direct costs of labor, maintenance and services, utilities, property taxes, environmental compliance costs and other direct operating expenses incurred in connection with our refining operations. Such operating expenses are not included in our cost of sales as they do not reflect direct costs for the acquisition of inventory and in order to reflect our results on a comparable basis to our peer companies in our industry.

Notwithstanding this presentation, the Company still includes direct operating expenses within their full absorption inventory costing model for our intermediate and finished product inventory. Under full absorption costing, the Company’s intermediates and finished goods inventories replacement cost includes inventory acquisition costs, direct refinery production costs, and refinery overhead. Production costs include all operating expenses recorded by the refinery. Accordingly, as a portion of operating costs is inventoriable, we believe it is appropriate to include those direct operating costs and related refinery depreciation and amortization in calculating our gross margin.

In consideration of the Staff’s comment, in future filings on Form 10-K, we will expand our current Summary of Significant Accounting Policies footnote disclosure to include a “Cost Classification” policy where we will clarify and disclose the basis for differentiating costs reported as costs of sales and costs reported as operating expenses. Using 2016 as an example, we would propose to include additional disclosures in our notes to the consolidated financial statements similar to as follows:

“Cost Classifications

Cost of sales, excluding depreciation includes the cost of crude oil, other feedstocks, blendstocks, purchased refined products and related freight, distribution and other transportation expenses.

Operating expenses, excluding depreciation includes direct costs of labor, maintenance and services, utilities, property taxes, environmental compliance costs and other direct operating costs incurred in connection with our refining operations.”

* * * *

Please do not hesitate to call the undersigned at (973) 455-7554 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Erik Young

Erik Young, Chief Financial Officer

Cc: Jenifer Gallagher, Staff Accountant
Kimberly Calder, Assistant Chief Accountant
Trecia Canty, General Counsel